EXHIBIT 26

                                  PRESS RELEASE

November 15, 1996
For immediate release
Contact:              Tom Zelenka
                      (503)323-2821

               SCHNITZER STEEL INDUSTRIES, INC. ANNOUNCES INCREASE
                           IN TENDER OFFER TO ACQUIRE
                  PROLER INTERNATIONAL CORP. TO $9.00 PER SHARE

Portland, Oregon - Schnitzer Steel Industries, Inc. (NASDAQ:SCHN) today announced that it has increased the offer price in its tender offer to purchase all outstanding shares of Proler International Corp. (Proler) to $9.00 per share in cash and extended its tender offer until 12:00 p.m., Eastern time on Friday, November 29, 1996. This ten (10) day extension is required by Securities and Exchange Commission regulations when the offer price changed. The extension also extends the period for withdrawal rights indefinitely until shares are accepted for payment by Schnitzer pursuant to the tender offer. As previously announced, on September 15, 1996 Schnitzer and Proler signed a definitive merger agreement for the acquisition of Proler by Schnitzer through a cash tender offer and merger at a price of $7.50 in cash for each Proler share. The tender offer was previously extended from October 18, 1996 to November 15, 1996. Schnitzer's tender offer commenced on September 20, 1996.

Schnitzer also confirmed, as previously announced by Proler, that Schnitzer waived its rights to terminate the tender offer in the event of (i) any past or prospective event having a material adverse effect on Proler, (ii) any past or prospective breach by Proler of any representations or warranties made to Schnitzer in the merger agreement, and (iii) any past default by Proler in performing or complying with any obligations, covenants or agreements with Schnitzer contained in the merger agreement. Schnitzer also eliminated, as a condition to its second merger step, the condition that there be no litigation against Proler or Schnitzer seeking to prevent the merger.

As of 5:00 p.m. Eastern time on November 14, 1996 approximately 2.6 million shares of Proler common stock had been tendered. Except as described above, the terms of the tender offer remain unchanged.

Schnitzer operates one of the largest scrap recycling businesses in the Western United States. The Company supplies ferrous scrap to Asian and domestic steel producers through its scrap collection, processing and deep water facilities located in Oakland, California; Portland, Oregon; and Tacoma, Washington. The Company also operates collection and processing facilities in Eugene, Bend, White City and Grants Pass, Oregon; and Sacramento and Fresno, California. Schnitzer's subsidiary, Cascade Steel Rollings Mills, Inc. (Cascade) operates the only vertically integrated mini-mill in the Western United States which can obtain its entire scrap requirements from its own scrap operations. Cascade's steel mini-mill in McMinnville, Oregon manufacturers rebar, merchant bar, fence posts, special sections and grape stakes. In addition, Cascade maintains mill depots in Union City and El Monte, California.